September 13,
2024

Bradley Taillon
Chief Executive Officer
Permex Petroleum Corp
1700 Post Oak Boulevard
2 Blvd Place, Suite 600
Houston, TX 77056

       Re: Permex Petroleum Corp
           Form 10-K for the Fiscal Year ended September 30, 2023
           Filed July 29, 2024
           File No. 001-41558
Dear Bradley Taillon:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2023
General

1. We note that you have not filed interim reports on Form 10-Q for the first, second and third quarters of your 2024 fiscal year. We further note that you have not provided notifications of late filing for either the first or second quarter reports and that within the notification provided for the third quarter report you attribute the delay to the independent accountant "...needing additional time to complete its documentation and review."

       Please explain to us the arrangement that you have with the independent accountant to complete the reviews of the interim financial statements, including the dates of the engagements covering each quarter, and details regarding the nature and extent of any review work performed by the firm, the dates this work was completed, and a description of any work yet to be completed and the periods to which such work pertains.
 September 13, 2024
Page 2

       Tell us the specific reasons that the reviews were not completed prior to the due dates for each of the interim reports, as may encompass availability of company personnel, access to your accounting records, or payments due to the independent accountant for services.

       Please comply with your reporting obligations under Rule13a-13 of Regulation 13A without further delay. Please also file the notifications that are required by Rule 12b-25 of
       Regulation 12B, to include substantive and reasonably complete details regarding the reasons for the late filings and the dates that you expect the filings will be made.

2. We note your disclosure on page 37 explaining that in addition to appointing a new CEO
       on June 27, 2024 you announced, "As a part of Permex   s strategic
reconstitution and
       expansion of the Board," the resignations of six directors. However, you do not provide details of the initiative or explain how the departure of six directors correlates with expansion of the Board. Please reconcile the date of the announcement and the circumstances described with the information provided in the associated current reports that you filed on Form 8-K. For example, the June 18, 2024 report indicates that four of the six directors resigned immediately and in concert on June 12, 2024, each citing personal reasons; while the June 26, 2024 report indicates the other two directors also resigned immediately and in concert on June 20, 2024, also for personal reasons.

       Tell us how having six directors resign for personal reasons is considered to be part of the "strategic reconstitution and expansion" initiative that you mention and explain to us when, how, and by whom the initiative was formulated and approved. If you have previously disclosed the initiative, identify the specific filing where that disclosure appears. Submit a complete description of the initiative along with your response, supplemented as necessary (i) to clarify the reasons it would entail replacing the entire six member Board, and (ii) to describe the specific plans for expansion of the Board, including the timeframe, mechanisms involved, and rationale.

       With regard to the current reports referenced above, explain to us more clearly the circumstances attendant to the resignations, and provide us with the analyses that you performed in concluding that no disclosures were required pursuant to
Item 5.02(a) of
       Form 8-K, due to disagreements on any matter relating to your operations, policies or practices. Please clarify whether each of the directors were aware that their resignations were part of the strategic reconstitution and expansion initiative, and provide us with all written correspondence that was provided by each of the former Directors concerning the circumstances surrounding his or her resignation.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 if
you have questions regarding comments on the financial statements and related matters.
 September 13, 2024
Page 3



                     Sincerely,

                     Division of Corporation Finance
                     Office of Energy & Transportation